Filed Pursuant to Rule 433
Registration Statement No. 333- 135176
March 23, 2007

Willis North America Inc.

Pricing Term Sheet

Issuer:	Willis North America Inc.
Guarantors:	Willis Group Holdings Limited TA I Limited TA II Limited TA III Limited Trinity Acquisition Limited TA IV Limited Willis Group Limited
Ranking:	Senior Notes
Principal Amount:	$600,000,000
Maturity:	March 28, 2017
Coupon:	6.200%
Benchmark Treasury:	4.625% due 2/15/2017
Benchmark Yield:	4.597%
Spread to Treasury:	plus 163 bps (1.63%)
Reoffer Price:	99.801% of face amount
Reoffer Yield:	6.227%
Interest Payment Dates:	March 28 and September 28 of each year, beginning on September 28, 2007
Optional redemption:

At any time, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the notes being redeemed and the remaining principal and interest payments on the notes being redeemed discounted at the applicable Treasury Rate plus 25 bps.

Trade Date:	March 23, 2007
Settlement Date:	March 28, 2007 (T+3)
CUSIP:	970648 AD3
Ratings:	Baa2(Moody’s); BBB(S&P)
Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated
Denominations:	$2,000 x $1,000

The notes will be subject to the following additional provision:

Interest Rate Adjustment

The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s Investors Service, Inc., referred to as Moody’s, or Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. referred to as S&P, downgrades (or subsequently upgrades) the debt rating assigned to the notes (a “rating”) as set forth below.

If the rating from Moody’s is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase from that set forth on the cover page of this prospectus supplement by the percentage set forth opposite that rating:

Rating	Percentage
Ba1	.25%
Ba2	.50%
Ba3	.75%
B1 or below	1.00%

If the rating from S&P is decreased to a rating set forth in the immediately following table, the interest rate on the notes will increase from that set forth on the cover page of the prospectus supplement by the percentage set forth opposite that rating:

Rating	Percentage
BB+	.25%
BB	.50%
BB-	.75%
B+ or below	1.00%

If Moody’s or S&P subsequently increases its rating to any of the threshold ratings set forth above, the interest rate on each of the notes will be decreased such that the interest rate for the notes equals the interest rate set forth on the cover page of this prospectus supplement plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Moody’s subsequently increases its rating to Baa3 or higher and S&P increases its rating to BBB- or higher, the interest rate on each of the notes will remain at, or be decreased to, as the case may be, the interest rate set forth on the cover page of this prospectus supplement. Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the notes be reduced to below the interest rate set forth on the cover page of this prospectus supplement, and (2) the total increase in the interest rate on the notes exceed 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

If either Moody’s or S&P ceases to provide a rating, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rate of the notes shall be made solely as a result of either Moody’s or S&P ceasing to provide a rating. If both Moody’s and S&P cease to provide a rating, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

Any interest rate increase or decrease, as described above, will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.